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Artisanal & Hemstroughts

Bakery & Cheese Aging

900 Oswego Street
Utica, NY 13502
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THE PITCH
Artisanal & Hemstroughts is seeking investment to complete renovations on its local iconic bakery and add a cheese aging cave to the building we just purchased to create a unique specialty food destination that will be the first regional shipping hub to support a growing online business.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Artisanal & Hemstroughts is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Owner's Club Invest $500 or more to qualify. Unlimited available

·   Free Month of Artisanal Monthly Cheese Club w/ Four Pack of Hemstrought's Half Moon

Owner's Club Premium Invest $1,000 or more to qualify. Unlimited available

    Free Month of Artisanal Monthly Cheese Club w/ Four Pack of Hemstrought's Half Moon

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OUR STORY

Artisanal began in a small closet in a NYC restaurant where its founder, Terrance Brennan, installed a humidifier and temperature controls to create cave-like conditions for aging cheese to peak ripeness - a term called Affinage in France.

Aging cheese to peak ripeness is called Affinage
Artisanal was first to open 5 cheese aging caves in NYC
In 2019 Artisanal acquired Hemstrought's to expand into bakery items
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OUR OFFERINGS

We are a "Main Street" business with a national customer base online already and plans to conduct a public offering of our stock in 2022. Join our Owner's Club and become part of the new energy at Artisanal Premium Cheese and Hemstrought's Bakery as we remake our headquarters into an amazing food center in Central New York with the 1st ever Cheese Aging Cave to shop in, installing a Cookie & Milk Bar in our bakery that will start making European style breads to be sold online and a boutique wine shop called Artisanal Cellars. A food artisan's cornucopia with big partners to expand online. Your dividends will be delicious!

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The Company's Artisanal Premium Cheese business has earned a national reputation for offering the finest cheeses available nationwide and the new Artisanal Cave will be the 1st of it kind, perhaps worldwide to be 700 square foot cheese aging cave that is a store as well.

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Hemstrought's Bakery will be revamped with a Cookie & Milk Bar, an expanded store boasting new products, and a monthly Hemstrought's Bakery Club to ship nationwide its golden oldie treats.

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Our Hemstrought's Bakery will be a major part of the Company's future with the addition of hand-kneaded European style baguettes sold at retail and also shipped par-baked and frozen for online orders to allow our customers to heat and have home-baked bread and bakery aroma when enjoying culinary experiences with family and friends.

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In February we will be shipping 'In One Box' Craft Beers from the FX Matt Brewery and selected Artisanal cheese in collections the Belgium Monks that started this tradition would dance to.

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The Owner's Club is forecasted to expand the Company's shareholder base significantly and lead to a filing later this year to make your stock publicly-tradeable and give you freedom to increase your ownership stake, transfer shares to family members or sell some shares.

Owner's Club members will receive special offers and a free gift from our Cheese Club and our soon to launch Hemstrought's Bakery Club . Dividends never tasted so good.

In Spring we will have 6 Artisanal Cheese Collections sold through Omaha Steaks as a great partner we are excited to work with.

In late February Wine.com and Kobrand Wine & Spirits will collaborate with Artisanal to bring cheese and wine offerings to consumers nationwide.

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OUR BUSINESS

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1920

Hemstrought's Bakery Opens

Hemstrought's opens its first bakery and starts offering the Hemstrought's Original HalfMoon Cookie to instant success.

1993

Chef Terrance Brennan Opened Picholine to offer artisan cheeses in fine dining

Chef Terrance Brennan opened the Artisanal Fromagerie & Bistro. I generated $8-10 million in sales and was deemed then 'Mecca of Cheese'. He sold his interest in 2014 and the new owners ultimately closed the business when the lease expired.

2004

Grand Opening of Unique Retail and 1st Online Shipping Hub

Chef Terrance Brennan opened the Artisanal Cheese Center in Manhattan and www.artisanalcheese.com. Five state-of-the-art cheese aging caves were created to undertake affiance- the maturing of cheese to peak ripeness. A classroom was established to teach consumers about cheese and wine pairings. This is where our best-in-class status began.

2007

Artisanal Purchased to Expand Beyond Restaurant Roots

The Artisanal Cheese Center was sold to current Class A unit owners for $5MM.

2011

Artisanal Starts to Sell to Retail Chains

Mass merchandise plan was launched and was a major hit with top retailers all wanting to market the Artisanal Premium Cheese brand. It took over a $1 million a year in marketing expenses to expand the program into retail. The Company opted to focus on e-commerce.

2015

Artisanal Transitions from B2B sales to Direct to Consumer (DTC)

With operating losses and constant pressure to 'do the retailers' job of in-store selling, Artisanal aborted the retail plan and entered into a license of the brand for online and foodservice sales and retained 100% off rights to build a direct-to-consumer business.

2019

Hemstrought's Bakery Acquired as Strategic Online Business

We exited a licensing agreement to resume 100% control over all channels of sales for the Artisanal brand and purchased Hemstrought's Bakery to expand into baked goods. Sales of the Original Halfmoon is expanded to retail.

2020
Webistes Upgraded with Improved UPS Shipping Rates

We upgraded our websites www.artisanalcheese.com and www.hemstroughts.com and started DTC branding plan with our 1st Regional Shipping Hub .

2021
Retail Location Expansion

We purchased the real property in Utica, New York to develop it as the first shipping hub for online expansion and to make the destination a specialty food location with a Cookie & Milk Bar installed in the bakery, A Cheese Cave that will be a walk-in store for a fun and experiential shopping occasions and a boutique Wine & Spirits shop to round off the property.

2022
Owner's Club and Going Public Stock Plan

To fund our expansion the Company is Starting the Owner's Club and plans to make the stock publicly-traded. This will give all shareholder-partners a liquidity option and chances to add to their holdings over time and have a closer relationship with the business.

2022
Grand Opening of Unique Retail and 1st Online Shipping Hub

In late Spring we plan to open the new Regional Shipping Hub with some outdoor seating a unique retail center with a cheese aging cave, wine shop and fun bakery with a Cookie & Milk bar and location that is unique to the area and draws people from a distance to experience the location.

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TARGET MARKET

In the retail sector only, Americans consume over $4 billion of specialty cheese annually. The company plans to offer European-style breads to complement its cheese offerings as hand-kneaded breads shipped par-baked and frozen allow of bakery aroma and freshness at home. category can be delineated as follows:

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Specialty Cheese – cheese products produced in a specialized manner (i.e. aging or treatment) even though made in larger quantities in commercial operations like the well-known Italian Parmigiano or Pecorino-Romano cheeses, which are mass-produced, but have specialized production requirements that give the finished product a unique taste and texture.
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Artisan Cheese - cheese produced in smaller quantities and generally by hand or with little reliance on mechanical equipment or other commercial processes.
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Farmstead Cheese - cheese produced like Artisanal cheese, but made only from the milk produced by animals that graze on the same property as the cheese production facility.
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The current supply chain for artisan and specialty cheese products is highly-fragmented with thousands of small and regional cooperative producers that have excellent proprietary cheese brands. The Company's post-closing strategy will involve marketing more cheese and bakery products under its trademarked brand, Artisanal Premium Cheese, that will be subject to exclusive supply or licensing agreements to enable the Company to become a branded marketing company with proprietary product rights and not solely a distributor of cheese products.
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CHEESE ASSORTMENTS
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OUR NEXT STEPS

Focus on direct-to-consumer (DTC) online sales and unique company-owned retail outlets taking the form of actual Cheese Caves to promote experiential and educational shopping.

We plan to open additional Regional Shipping Hubs starting at our current location in Central New York State (Utica, NY) to offer a low national shipping rate.
Regional Shipping Hubs are essentially online fulfillment centers that have experiential retail space at each location to offer unique shopping experiences with informed, well- trained personnel to offer the product knowledge customers now crave. Our first location is estimated to cost

$350,000 as we have many pieces in place already; the cost to build a regional shipping hub from scratch is estimated at $500,000.

Continuously develop partnerships that include: www.wine.com, www.saranac.com www.kobrandwineandspirits.com, www.omahasteaks , www.surlatable.com.

Expand our digital marketing efforts around geo-targeting and specific interest categories used by Google and Facebook to track interested consumers.

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18,000 sq. ft.

Floor Space

29 people

Employees

$200,000

Average Monthly Revenue

$5,000,000

Projected Annual Revenue

15,000 people

Social Media Followers

$110,000

Cash on Hand

$200,000

Monthly Revenue

100 people

Average Daily Customers

10%

Monthly Growth

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Order Online

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ARTISANAL'S HISTORY TO NOW

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THE TEAM

Daniel Dowe

Executive Chairman

Developing and executing mission-critical strategies is our strength. Daniel has deep experience in private and public companies developed over a 30 year career. As a partner in Dowe Partners, LLC Daniel has gained broad exposure in capital raising, board governance, business operations, merger & acquisitions and institutional asset management. As executive Chairman of Artisanal Brands and former chairman of the Specialty Food Association after 7 years of service as a director he has deepened his knowledge of the food industry and relationships. In all of his work there is an entrepreneurial spirit and energy to advance forward and find opportunities to succeed.

Terrance Brennan

Founder and Advisor

With a culinary career spanning over forty years, Terrance Brennan is a highly-accomplished chef, restaurateur, consultant and entrepreneur. Even at an early age, he knew that he wanted to be a chef and, at the age of thirteen, began cooking in his family's restaurant in Virginia. Throughout his career, Chef Brennan has won multiple awards and accolades and is one of America's most renowned and imaginative chefs and restaurateurs. Terrance is the Chef/CEO of Brennan Group Consulting and Brennan Group Hospitality, which has launched numerous critically acclaimed restaurants and products.

Bruce Goldfarb

Advisor

Bruce Goldfarb is Founder, President and Chief Executive Officer of Okapi Partners. He works closely with a wide range of clients including corporations, mutual funds, activist investors and shareholder groups as well as private equity sponsors and hedge funds, in solicitation and investor response campaigns. He focuses on proxy solicitation strategy, execution for mergers and acquisitions, proxy fights and other extraordinary transactions.

Bruce holds a J.D. from the Columbia University School of Law. He also earned a B.A. in the History of Art from the University of Pennsylvania concurrently with a B.S. Economics with a concentration in Finance, from the Wharton School.

Jan Kiffen

Advisor

Jan Rogers Kniffen is a consultant to investors in retail companies and a former retail executive. He is currently CEO of J Rogers Kniffen WWE, a firm that consults with long funds,mutual funds, hedge funds, and private equity firms as they make decisions regarding investments in retailers. Jan sits on the advisory board of Fashwire, a retail tech start-up that provides an online platform for designers and on the advisory board of Perfitly, a retail tech start-up that is solving the problem of high the high return rate for online sales of apparel by perfecting fit. Kniffen is also Chair of the Board of Trustees of the Bruce Museum in Greenwich Connecticut and sits on the board of the India Cultural Center.

Jan grew up in Cairo, Illinois. He majored in English at the University of Illinois, received a bachelor's degree in journalism from Southern Illinois University,an M.B.A. in finance from Lindenwood University, and did doctoral work in finance at St.Louis University.

Frank DuRoss
Advisor

Frank DuRoss is a proven leader with an established track record in change-management and start-up strategies. Frank's functional competencies include outstanding skills, business development, sales and marketing, accounting and finance, public and private capital funding, human resource management, real-estate development, environmental management and higher educational settings.

Updates
JANUARY 30TH, 2022
Hemstrought's Expansion to Stewarts Shoppes

The Hemstrought's Original Halfmoon are now available in Stewart's Shoppes 300+ locations in upstate New York.

Investor Exclusive
JANUARY 30TH, 2022
FX Matt/Saranac Beers & Artisanal Cheeses

In February we will start shipping in 'one box' craft beers from FX Matt/Saranac and perfectly-paired Bavarian-style cheeses. By law these shipments are restricted to residents of New York State, Washington DC and Alaska.

JANUARY 30TH, 2022
Kobrand and Wine.com to Start in February 2022

In February we will start shipping Cheese Collections paired with wine produced by Kobrand and shipped by www.wine.com.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $6,383,690 $8,298,797 $10,788,436 $14,024,967 $18,232,457
Cost of Goods Sold $3,355,099 $4,361,629 $5,670,117 $7,371,153 $9,582,498
Gross Profit $3,028,591 $3,937,168 $5,118,319 $6,653,814 $8,649,959

EXPENSES

Rent $51,600 $67,080 $87,204 $113,365 $147,375
Utilities $55,200 $71,760 $93,288 $121,274 $157,657
Salaries $184,840 $240,292 $312,380 $406,093 $572,922
UPS & Postage $567,600 $737,880 $959,244 $1,247,017 $1,621,122
Web and Advertisement $296,854 $385,910 $501,683 $652,188 $847,845
Sales & Travel $56,000 $72,800 $94,640 $123,032 $159,942
Equipment Lease $0 $48,000 $48,000 $48,000 $48,000
Distribution $178,992 $232,690 $302,496 $393,245 $511,219
Repairs & Maintenance $27,000 $35,100 $45,630 $59,319 $77,115
Legal & Professional Fees $96,000 $124,800 $162,240 $210,912 $274,186
Operating Profit $1,514,505 $1,920,856 $2,511,514 $3,279,369 $4,232,576
This information is provided by Artisanal & Hemstroughts. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends June 17th, 2022

Summary of Terms

Legal Business Name ARTISANAL CAVES LLC

Minimum Investment Amount $500

Description of Securities

The Company is offering to Investors an opportunity to purchase Class B Membership Interests in the Company. The minimum investment amount per Investor is $500.00. None of the Units will be sold unless offers to purchase at least the minimum offering amount identified in the Form C, together with the properly completed Subscription Agreement are received by the close of the Offering. The securities sold are Class B Units of limited liability company interest, fully paid-up and entitled to all rights and privileges of participation, information, voting and dividends, and other privileges, without limitation, as other Units of the Company. The purchase price of each Unit is $25,000, and the Company has elected to allow investors to purchase fractional interests in the Company, with a minimum purchase amount of 1/50th of a Unit at a price of $500. Each Member will share in distributions of the Company's Profits and Losses based upon such member's ownership interest in the Company. After six months, the Managing Member can distribute the Company's accrued Net Profits, to the extent that there is cash available and provided that the quarterly distribution will not impact the continuing operations of the Company.

"Net Profits:" is defined as the Company's monthly gross income less the payments of the Company's monthly operating expenses (amounts due by the Company on any loans or line of credit, audit costs and Company taxes) and an allocation of income for a loan loss reserve.

Financial Condition

Management Discussion &Analysis for Calendar 2020 Results (latest financials available)

Hemstrought Bakeries

On a calendar basis Hemstrought's gross revenues increased in part from a mid-year 12% price increase to most accounts and adding new retail accounts. The price increase did not go into effect for our 3 largest accounts due to COVID restrictions on office meetings and operational changes. The net result was that 2020 sales to Walmart, BJs and Hannaford of $492,000 were not increased by 12% or $59,000 that would have impacted earnings in the same amount, less sales commissions. Had the price increase been issued to all customers for the entire 12 month period in 2020, it would have resulted in $99,000 in additional earnings.

In 2020, we did reduce by 35% the cost of our largest volume packaging item (plastic trays used to merchandise HalfMoon cookies online and to major retailers) however, this change and the related savings did not go into effect until early Fall so it impacted only 4 months of sales. On a full year basis, the estimated savings would have been approximately $32,000. We are now in the process of evaluating all ingredient and packaging costs to drive more margin at Hemstrought's with a targeted gross profit of 45%.

Selling, general and administrative (SG&A) expenses were slightly higher than expected at 36% of sales due in part to the price increase that did not go into full effect in 2020. Much of our SG&A are fixed costs so higher sales will reduce these expenses as a percentage of sales. We did increase our marketing expenses this year to bring more awareness to the Hemstrought's brand via a new billboard at our location, in-store signage and print and local television advertising. These efforts did have a positive impact on sales overall in our store, online and with our retail accounts as we created more exposure for our products that increased sales by 30%.

Online sales for Hemstrought's were not significant yet, but will increase measurably over the prior year largely attributed to relaunching a new website – www.hemstroughts.com - along with more email and social media marketing.

Artisanal Premium Cheese

On a calendar basis Artisanal revenues, while still small due to our decision to focus on DTC and not expand into wholesale sales, improved over the previous year from a newly-launched website – www.artisanalcheese.com – and new marketing plans we initiated in 2020.

We also started to purchase some cheese directly from Europe this year with more plans to do much more direct purchasing in 2021. Purchasing cheeses direct can generate 15-20% in margin savings, but requires larger orders and longer delivery cycles. We still do not have enough volume month-over-month to consistently buy direct from Europe although we can do so in the 4th quarter and likely in the 2nd quarter as well. With plans for increasing sales volume in 2021 our goal is to consistently purchase all our cheese needs direct. Purchasing direct also enables us to get back to Artisanal's 'roots in sourcing' outstanding cheeses to offer interesting cheeses that are not found in even the best quality specialty food outlets, which gives us a competitive advantage to attract customers online or in our company-owned Artisanal Caves with items they cannot source elsewhere.

SG&A expenses for Artisanal increased from additional spending on local and digital ads, website changes and administrative costs to operate the business. Like Hemstrought's alot of our administrative costs are fixed so as we increase sales, SG&A expenses as a percentage of sales will decrease measurably as the variable cost to produce multiple orders is not significant.

Balance Sheet and Liquidity as of 2020

At year-end we had a decent liquidity position. We could have posted a larger cash balance, but it was important for us to meet our obligations to the seller of Hemstrought's and pay-off the final $54,500 of principal and interest balance on the $75,000 seller's note we took on when purchasing Hemstrought's. We also paid down approximately $22,000 of our loan from Berkshire Bank. During 2020, Hemstrought's secured $87,500 pursuant to the Paycheck Protection Program which was forgiven, and Artisanal obtained a loan of $26,100 pursuant to a second SBA COVID relief program. We also closed on the funding from the City of Utica and MORECO agency for a total of $100,000. The City funding had to be paid directly to vendors and we used most of the funding to purchase packaging materials direct from our primary manufacturer versus a regional distributor. These funds were loaned to us based on a showing of new jobs that we created in 2020 and we see it as one more sign of our community and the public sector acknowledging our progress.

Artisanal Recent Events - 2022

In Calendar 2021 the overall financial performance of the company improved reaching gross revenues of $2 million. However, it was similar to 2020 in that additional time was required to develop and on-board partners for Artisanal's direct-to-consumer (DTC) expansion plans. Each of these new partnerships rolled over into 2022 and we expect to finalize and implement them in Q1 2022 and execute on our plan.

This link is one example of Artisanal's plan to offer curated collections of cheeses specifically paired with craft beers and shipped in one package from Artisanal's fulfillment center. https://www.artisanalcheese.com/collections/saranac-beer-and-cheese-pairings. Moving into 2022 Artisanal will be doing something very similar with curated collections of cheeses paired with some of the finest wines produced by Kobrand Wines & Spirits, but the wines will be shipped by www.wine.com adding another great partner to the mix. Additionally, and more likely in April, Artisanal will have 6 different cheese collections marketed on the site of Omaha Steaks. There will be continued expansion of the Artisanal brand with other potential partners and great influencers the company has been speaking with that target the same customers.

Another aspect of the DTC business that is not solely focused in online sales are the renovations of the fulfillment center in Central New York to expand its 101 year old Hemstrought's Bakery property, to add a wider range of European style breads, a Cookie & Milk Bar and more attractions. The location will add a new 700 square foot cheese aging cave that will be a visual and exciting shopping experience exhibiting cheeses from around the world in a temperature and humidity controlled "store" obviating the need for traditional refrigeration cases. There will be an Artisanal Cellar retail shop offering a boutique assortment of wines and spirits to round out the Shipping Hub. Artisanal has already begun expanding its foodservice business with several premium hotels, resorts, private clubs and restaurants.

These partnerships, new products and added retail opportunities are expected to accelerate the business well beyond 2021 and begin a much larger DTC growth plan that will require the business to add regional shipping hubs to reduce online shipping rates to further expand sales nationwide.

This equity offering is part of a larger plan to complete audited financial statements in Q2 2022 and file a Form 10 with the United States Securities & Exchange Commission to give holders a publicly-traded stock in 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying an Investment Certificate is not like that at all. The ability of Artisanal Cheese & Hemstroughts Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Artisanal Cheese & Hemstroughts Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Artisanal Cheese & Hemstroughts Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Artisanal Cheese & Hemstroughts Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Artisanal Cheese & Hemstroughts Bakery's management or vote on and/or influence any managerial decisions regarding Artisanal Cheese & Hemstroughts Bakery. Furthermore, if the founders or other key personnel of Artisanal Cheese & Hemstroughts Bakery were to leave Artisanal Cheese & Hemstroughts Bakery or become unable to work, Artisanal Cheese & Hemstroughts Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Artisanal Cheese & Hemstroughts Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Artisanal Cheese & Hemstroughts Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Artisanal Cheese & Hemstroughts Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Artisanal Cheese & Hemstroughts Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Artisanal Cheese & Hemstroughts Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. In the event Artisanal Cheese & Hemstroughts Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Investment Certificates will not be registered with the SEC or the securities regulator of any State. Hence, neither Artisanal Cheese & Hemstroughts Bakery nor the Investment Certificates will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Artisanal Cheese & Hemstroughts Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Artisanal Cheese &

Hemstroughts Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Artisanal Cheese & Hemstroughts Bakery will carry some insurance, Artisanal Cheese & Hemstroughts Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Artisanal Cheese & Hemstroughts Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Artisanal Cheese & Hemstroughts Bakery's management will coincide: you both want Artisanal Cheese & Hemstroughts Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Artisanal Cheese & Hemstroughts Bakery to act conservative to make sure they are best equipped to honor the Investment Certificate obligations, while Artisanal Cheese & Hemstroughts Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Artisanal Cheese & Hemstroughts Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Artisanal Cheese & Hemstroughts Bakery or management), which is responsible for monitoring Artisanal Cheese & Hemstroughts Bakery's compliance with the law. Artisanal Cheese & Hemstroughts Bakery will not be required to implement these and other investor protections.

You Do Have a Downside

Conversely, if Artisanal Cheese & Hemstroughts Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Artisanal Cheese & Hemstroughts Bakery, and the revenue of Artisanal Cheese & Hemstroughts Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Lack of Guaranty

The Investment Certificates are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Investment Certificates, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Subscription Agreement. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Investment Certificate.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Artisanal & Hemstroughts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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